Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
GoodRx Intermediate Holdings, LLC	Delaware
GoodRx, Inc.	Delaware
Iodine, Inc.	Delaware
GoodRx Care, LLC FKA HeyDoctor, LLC	Delaware
Lighthouse Acquisition Corp.	Delaware
Scriptcycle, LLC	North Carolina
HealthiNation Inc.	Delaware
RxSaver, Inc.	Delaware
Buckeye Acquisition, LLC DBA RxNXT	Delaware